Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Credit Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$813,677,998	0.015310%	$124,574.10
Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$813,677,998
Total Fees Due for Filing			$124,574.10
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$124,574.10